

Mail Stop 3233

June 29, 2017

Via E-mail
Mr. William L. Harvey
Chief Financial Officer
ILG, Inc.
6262 Sunset Drive
Miami, FL 33143

      Re: ILG, Inc.
             Form 10-K for the fiscal year ended December 31, 2016
             Filed on March 1, 2017
             File No. 001-34062

Dear Mr. Harvey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

ILG's Principles of Financial Reporting, page 81

1.   We note your definition of free cash flow on page 81 and corresponding reconciliation on page 89. Please disclose the reasons why management believes this measure provides useful information to investors, and to the extent material, the additional purposes, if any, for which management uses free cash flow as defined on page 81. Refer to Item 10(e)(1)(i)(C-D) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities